Exhibit 99.1

CORUS ENTERTAINMENT TO ACQUIRE
DRIVE-IN CLASSICS AND SEXTV FROM CTVGLOBEMEDIA

(July 14, 2009 - Toronto, Canada) Corus Entertainment Inc. (TSX:CJR.B; NYSE:CJR) announced today that the Company has reached an agreement to purchase the specialty television services Drive-In Classics and SexTV from CTVglobemedia. The transaction is subject to approval by the Canadian Radio-television and Telecommunications Commission (CRTC). The combined acquisition price for both services is $40 million Cdn.

“These services are currently available in over two million households and provide a great base to grow their audiences and increase their appeal to our advertising customers,” said John Cassaday, President and CEO, Corus Entertainment.

About Corus Entertainment Inc.
Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising services, television broadcasting, children’s book publishing and children’s animation. The company’s multimedia entertainment brands include YTV, Treehouse, W Network, CosmoTV, VIVA, Movie Central, HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience Corus on the web at www.corusent.com.

For further information, please contact:

Tracy Ewing
Vice President, Communications
Corus Entertainment Inc.
(416) 642-3792